Exhibit (a)(5)

BRE Select Hotels Recommends Rejection of Unsolicited Tender Offer

by MacKenzie Capital Management for Preferred Shares

BRE Select Hotels Holdings Announces Tender Offer for

All Preferred Shares of BRE Select Hotels

New York, NY – July 15, 2013 – BRE Select Hotels Corp (the “Company”) has been notified of an unsolicited tender offer by affiliates of MacKenzie Capital Management, LP (collectively “MacKenzie”) to buy up to 9,000,000 shares of the Company’s 7% Series A Cumulative Redeemable Preferred Stock (the “Preferred Shares”) at a price of $0.50 per share, less any cash distributions made by the Company after June 30, 2013 (the “MacKenzie Offer”). Given that the Company has declared a cash dividend of $0.0229 per share, payable on July 15, 2013 to holders of record of Preferred Shares on July 1, 2013, the current adjusted price of the MacKenzie Offer is $0.4771 per share.

In response to the MacKenzie Offer, BRE Select Hotels Holdings LP (“BRE Holdings”), the holder of all of the Company’s common stock, announced that it is initiating a tender offer (the “BRE Offer”) to purchase all outstanding Preferred Shares at a price of $1.20 per share net to the seller in cash, which is more than 250% of the adjusted price offered by MacKenzie. As the Preferred Shares are not listed on any securities exchange and no public market for the Preferred Shares exists, the BRE Offer provides the holders of Preferred Shares with near term liquidity at a significantly higher price than the MacKenzie Offer. The BRE Offer will expire at 9:00 a.m., New York City time, on September 10, 2013, unless extended by BRE Holdings (the “Expiration Time”). Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Time. Preferred Shares tendered in the BRE Offer may be withdrawn at any time prior to the Expiration Time.

After careful evaluation of the terms of the MacKenzie Offer and comparing the terms of the MacKenzie Offer to the alternative presented to the holders of Preferred Shares by the BRE Offer, the Company’s Board of Directors has unanimously recommended that holders of Preferred Shares reject the MacKenzie Offer and not tender their shares to MacKenzie.

The Company strongly believes that the MacKenzie Offer is not in the best interests of the holders of the Preferred Shares, including for the following reasons:

•

MacKenzie’s adjusted offer price of $0.4771 per share represents a 75% discount to the initial liquidation preference of $1.90 per Preferred Share and a 60% discount to the $1.20 per share offer from BRE Holdings.

•

In evaluating the Company’s acquisition of Apple REIT Six, Inc. (“Apple Six”), the board of directors of Apple Six considered, among other things, the advice of its financial advisor. As part of its financial analyses provided on November 29, 2012 to the Apple Six board of directors, Apple Six’s financial advisor calculated an implied value range of approximately $1.67 to $1.82 per Preferred Share, assuming that no adjustments were made to the initial liquidation preference. The financial analyses are described on pages 58 to 64 of the proxy statement/prospectus dated April 2, 2013 (the “Proxy Statement”) that was sent to the former Apple Six shareholders in connection with the special meeting held on May 9, 2013, at which the Apple Six shareholders approved the acquisition of Apple Six, and filed with the SEC on April 2, 2013. Although these analyses were provided more than seven months ago and, accordingly, have not been updated to reflect circumstances existing since they were prepared, including changes in the general economy or industry conditions or changes affecting the Company, the implied valuation range for the Preferred Shares was significantly higher than the adjusted price per share of $0.4771 offered by MacKenzie and the $1.20 per share offer from BRE Holdings.

•

As of today, the initial liquidation preference of $1.90 per Preferred Share has not been adjusted. The initial liquidation preference of $1.90 per share is subject to downward adjustment should net costs and payments relating to certain legacy litigation and regulatory matters exceed $3.5 million. As of June 30, 2013, approximately $530,000 of such costs have been incurred, and the initial liquidation preference has not been adjusted.

•

The MacKenzie Offer is limited to less than 10% of the outstanding Preferred Shares, only 9,000,000 shares out of the 97,032,848 outstanding Preferred Shares. MacKenzie offers to purchase the 9,000,000 shares on a “first-come, first-buy” basis, based upon the dates on which MacKenzie receives completed assignment forms. The MacKenzie Offer therefore coerces holders of Preferred Shares to tender their shares to MacKenzie as soon as possible, which could deprive them of adequate time to evaluate the MacKenzie Offer. In contrast, the BRE Offer is for all Preferred Shares and is not made on a “first-come, first buy” basis.

•

The coercive nature of the MacKenzie Offer is exacerbated by the fact that holders of Preferred Shares will not have withdrawal rights. If a holder of Preferred Shares changes his, her or its decision to tender during the term of the MacKenzie Offer, whether due to changed circumstances relating to the Company or relating to such holder, or to other factors, such holder will not be able to withdraw tendered shares. In contrast, holders have withdrawal rights in the BRE Offer.

•

There is no guarantee that the MacKenzie Offer will be completed. As stated in the assignment form that accompanied its offer letter dated July 1, 2013, MacKenzie will be able to rescind its offer if there is a material adverse change in the operations of the Company. In the “Terms, Conditions, Risks, and Disclosures” enclosed with the offer letter, MacKenzie purports to define “material adverse change” as a change that “would likely cause a reasonable shareholder to reconsider the decision to buy or sell shares.” In contrast, the BRE Offer is not conditioned on the operations of the Company or any such “material adverse change,” although it is conditioned on the absence of litigation or governmental action relating to the BRE Offer.

None of BRE Holdings, the Company or the Company’s board of directors makes any recommendation as to whether the holders of Preferred Shares should tender or refrain from tendering Preferred Shares in the BRE Offer, and none of them has authorized any person to make any such recommendation. The Company’s board of directors takes no position as to whether the price offered by BRE Holdings or the other terms of the BRE Offer are fair to holders of Preferred Shares. None of BRE Holdings, the Company, the Company’s board of directors or management has hired any investment bank or other third party professional to evaluate the fairness of the price offered by BRE Holdings or the other terms of the BRE Offer.

Holders of Preferred Shares must make their own decision whether to continue to hold their Preferred Shares or to tender their Preferred Shares to MacKenzie or to BRE Holdings and, if so, how many shares to tender upon their own assessment of the value of the Preferred Shares, their liquidity needs and any other factors they deem relevant. In doing so, holders of Preferred Shares should read and evaluate carefully the information in the offer materials provided by MacKenzie and BRE Holdings and they should consult with their personal financial advisor or other legal, tax or investment professional(s) regarding their individual circumstances.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell Preferred Shares. The complete terms and conditions of the BRE Offer are set forth in the Offer to Purchase and related letter of transmittal that is being sent to holders of Preferred Shares and is also available online on the Securities and Exchange Commission’s (the “SEC’s”) website at www.sec.gov as an exhibit to the Tender Offer Statement on Schedule TO filed by BRE Holdings with the SEC on July 15, 2013.

BRE Holdings has retained American Stock Transfer & Trust Company, LLC to serve as the Depositary in connection with the BRE Offer. Requests for documents may be directed to American Stock Transfer & Trust Company, LLC by telephone toll free at (877) 248-6417, or in writing at American Stock Transfer & Trust Company, LLC, Operations Center, 6201 15th Avenue, Brooklyn, New York 11219, Attention: Reorganization Department. Such documents will be furnished at the expense of BRE Holdings.

About BRE Select Hotels Corp

BRE Select Hotels Corp (the “Company”) is a non-listed real estate investment trust (REIT) focused on the ownership of upscale, extended-stay and select-service hotels. The Company’s hotels operate under the Homewood Suites by Hilton®, Hilton Garden Inn®, Hampton Inn®, Hampton Inn & Suites®, Courtyard® by Marriott®, Fairfield Inn® by Marriott®, Residence Inn® by Marriott®, SpringHill Suites® by Marriott®,

TownePlace Suites® by Marriott® and Marriott®, brands. The Company’s focus is on the ownership of high-quality real estate that generates attractive returns for its investors. Its portfolio consists of 66 hotels, containing a total of 7,651 guestrooms diversified among 18 states. Additional information about the Company can be found online at www.bre-select-hotels.com.

Forward-Looking Information

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the Company’s qualification as a REIT, which involves the application of highly technical and complex provisions of the Internal Revenue Code, and the factors discussed in the section entitled “Risk Factors” in its proxy statement/prospectus dated April 2, 2013, filed with the SEC in accordance with Rule 424(b) under the Securities Act of 1933, as amended, on April 2, 2013.

Media Contact:

Sard Verbinnen & Co

Debbie Miller (dmiller@sardverb.com)

Meghan Gavigan (mgavigan@sardverb.com)

(312) 895-4700

3